For:         Sterling House Corp.

Contact:     Timothy Buchanan
             Chief Executive Officer
             (316) 684-8300

             Investor Relations:
             Robert P. Jones/Jill Ruja

FOR IMMEDIATE RELEASE

Media Contact:  David Sassoon
                Morgen-Walke Associates
                (212) 850-5600

             STERLING HOUSE CORPORATION
          ADOPTS SHAREHOLDERS RIGHTS PLAN

  WICHITA, KS., June 25, 1997-Sterling House
Corporation (ASE:SGH) announced today that its Board of Directors has adopted a Shareholders
Rights Plan. Under the Plan, Rights to purchase shares of a new class of preferred stock will be distributed as a dividend at the rate of one Right for each share of Common Stock of Sterling held as of close of business on July 3, 1997.

 The Plan was adopted in accordance with
Sterling's goal of building long-term value for its public stockholders and is designed to deter coercive or unfair takeover tactics and to prevent an acquiror from gaining control of the corporation without offering a fair price to all stockholders. Sterling is not aware of any effort being contemplated to acquire control of the corporation.

 Each right will entitle the holder to buy one one-hundredth of a share of newly created Series
A Junior Participating Preferred Stock of Sterling at an exercise price of $80.00.

 The Rights will detach from the Common Stock and will initially become exercisable for such shares of Preferred Stock if a person or group commences a tender or exchange offer which would result in such person or group beneficially owning 20% or more of Sterling's Common Stock.

                     -more-

 If any person or group becomes the beneficial owner of 20% or more of Sterling's Common Stock and the Board does not within 10 days thereafter redeem the Rights, or if the Board determines that beneficial ownership of 10% or more of Sterling's Common Stock by a person or group
(an "Adverse Person") is intended to cause or is reasonably likely to cause a material adverse impact on the business or prospects of Sterling;
each Right will then enable its holder to purchase, at the Right's then-current exercise price, Common Stock having a market value at that time of twice the Right's exercise price. Rights held by the acquiring person or the Adverse Person will become void and will not be exercisable to purchase shares at the bargain purchase price.

 Under certain circumstances, if Sterling is acquired in a merger or similar transaction with another person, each Right that has not previously been exercised will entitle its holder to purchase, at the Right's then current exercise price, common stock of such other entity having a value at that time of twice the Right's exercise price.

 Sterling will generally be entitled to redeem the Rights at $.01 per Right at any time until the 10th day following public announcement that a 20% position has been acquired. Prior to such time, the redemption period may be extended by the Board. The Rights will expire at the close of business on June 25, 2007.

 Details of the Plan are outlined in a letter which will be mailed to all Sterling stockholders after the record date.

 Sterling House Corporation is a long-term care provider offering a wide range of assisted living care and services through the ownership, operation, management and franchising of Sterling
House assisted living residences. The Company currently operates and/or franchises a total of 80 residences throughout Kansas and Oklahoma, Texas, Colorado, Florida and Ohio.